EXHIBIT 16.1
(KPMG Letterhead)
March 31, 2008
Securities and Exchange Commission
Washington, D.C. 20549
Ladies and Gentlemen:
We were previously principal accountants for California Water Service Group (the “Company”) and, under the date of February 28, 2008, we reported on the consolidated financial statements of California Water Service Group as of and for the years ended December 31, 2007 and 2006, and the effectiveness of internal control over financial reporting as of December 31, 2007. On March 26, 2008, we were dismissed. We have read California Water Service Group’s statements included under Item 4.01 of its Form 8-K dated March 31, 2008, and we agree with such statements except that we are not in a position to agree or disagree with the Company’s following statements:
•	The statement that as a result of the proposal process, the Audit Committee decided to engage Deloitte & Touche LLP (“Deloitte”) as the Company’s auditor for the year ending December 31, 2008.

•	The statement that the termination of KPMG LLP and appointment of Deloitte as the Company’s auditor was approved by the audit committee of the board of directors.

•	The statement that the Company did not engage Deloitte in any prior consultations during the Company’s fiscal years ended December 31, 2007 or December 31, 2006, or the subsequent period through the date of the filing of this current report on Form 8-K regarding either: (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements; or (b) any matter that was the subject of either a disagreement or a reportable event (as defined in Item 304(a)(1)(v), respectively, of Regulation S-K).
Very truly yours,
/s/ KPMG LLP